# CONCORDE INVESTMENT SERVICES, LLC

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2025

# CONCORDE INVESTMENT SERVICES, LLC
## DECEMBER 31, 2025
## TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
| --- |
| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
| --- |
| |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Concorde Investment Services LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3909 Research Park Dr. Suite 200
(No. and Street)

| Ann Arbor | MI | 48108 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Kathleen Hofer | 248-824-6710 | khofer@concordeis.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company, LLC
(Name – if individual, state last, first, and middle name)

| 325 North Saint Paul St Ste 3100 | Dallas | TX | 75021 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 09/18/2003 | 169 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
| --- |
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Kathleen Hofer, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of 12/31, as of ______________________, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:
Kathleen Hofer Digitally signed by Kathleen Hofer Date: 2026.04.13 12:01:15 -04'00'

Title:
CFO

______________________
Notary Public

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



**Report of Independent Registered Public Accounting Firm**

To the Member and Those Charged With Governance
Concorde Investment Services, LLC

**Opinion on the Financial Statements**
We have audited the accompanying statement of financial condition of Concorde Investment Services, LLC (the Company) as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**
The supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the

responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2024.

*Sanville & Company, LLC*

Sanville & Company, LLC
Dallas, Texas
April 10, 2026

## CONCORDE INVESTMENT SERVICES, LLC
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2025

### ASSETS

| | | |
|---|---|---:|
| Cash | $ | 4,520,503 |
| Commissions receivable | | 1,398,788 |
| Right of use asset | | 252,435 |
| Accounts receivable | | 213,818 |
| Prepaid expenses | | 177,815 |
| Due from affiliates | | 100,684 |
| Due from broker | | 75,012 |
| Total assets | $ | 6,739,055 |

### LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---:|
| Liabilities | | |
| Accounts payable | | 160,912 |
| Commissions payable | | 1,499,326 |
| Accrued expenses | | 22,362 |
| Deferred revenue | | 336,214 |
| Right of use liabilities | | 252,435 |
| Total liabilities | | 2,271,249 |
| | | |
| Member's Equity | | 4,467,806 |
| Total liabilities and member's equity | $ | 6,739,055 |

See Notes to Financial Statements

**CONCORDE INVESTMENT SERVICES, LLC**
**STATEMENT OF OPERATIONS**
**FOR THE YEAR ENDING DECEMBER 31, 2025**

Revenues:

| | | |
|---|---|---|
| Private placement fees | $ | 33,488,977 |
| Commission income | | 464,787 |
| Interest income | | 126,866 |
| Other income | | 379,919 |
| Total Revenues | $ | 34,460,549 |

Expenses

| | | |
|---|---|---|
| Commissions expense | | 26,881,194 |
| Salaries and benefits | | 4,131,181 |
| Professional fees | | 1,002,794 |
| Telecommunications | | 579,652 |
| Settlements | | 391,929 |
| General and administrative | | 216,471 |
| Travel and entertainment | | 70,564 |
| Insurance | | 66,481 |
| Marketing and business development | | 14,071 |
| Interest expense | | 11,998 |
| Depreciation expense | | 2,309 |
| Clearing Charges | | (13,028) |
| Regulatory Fees | | (24,962) |
| Total Expenses | $ | 33,330,654 |

| | | |
|---|---|---|
| Pre-tax net operating income | $ | 1,129,895 |
| Federal and state income taxes | | 214,990 |
| Net income | $ | 914,905 |

See Notes to Financial Statements

**CONCORDE INVESTMENT SERVICES, LLC**
**STATEMENT OF CHANGES IN MEMBER'S EQUITY**
**FOR THE YEAR ENDING DECEMBER 31, 2025**

| | | |
|---|---|---|
| Balance - January 1, 2025 | $ | 3,552,901 |
| Net income | | 914,905 |
| Balance - December 31, 2025 | $ | 4,467,806 |

See Notes to Financial Statements

# CONCORDE INVESTMENT SERVICES, LLC
## STATEMENT OF CASH FLOW
## FOR THE YEAR ENDING DECEMBER 31, 2025

Cash Flows From Operating Activities

| | | |
|---|---|---:|
| Net income | $ | 914,905 |
| Adjustments to reconcile net income to net cash used in operating activities: | | |
| Changes in operating assets and liabilities: | | |
|     Due from broker | | 59,273 |
|     Accounts receivable | | (102,886) |
|     Commissions receivable | | (559,743) |
|     Accounts receivable - related party | | (100,684) |
|     Prepaid expenses | | 33,592 |
|     Accounts payable | | 50,304 |
|     Commissions payable | | 486,536 |
|     Accounts payable - related party | | (1,081,089) |
|     Accrued expenses | | 7,379 |
|     Deferred revenue | | 24,232 |
|   Net cash flow used in operating activities | $ | (268,181) |
| | | |
|   Net cash decrease for period | | (268,181) |
| | | |
| Cash, beginning of year | $ | 4,788,684 |
| | | |
| Cash, end of year | $ | 4,520,503 |
| | | |
| Supplemental disclosures of cash flow information | | |
|   Cash paid during the year for: | | |
|     Interest | $ | 11,998 |
|     Taxes | $ | - |

See Notes to Financial Statements

**CONCORDE INVESTMENT SERVICES, LLC**
**NOTES TO THE FINANCIAL STATEMENTS**
**FOR THE YEAR ENDING DECEMBER 31, 2025**

## 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Concorde Investment Services, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Concorde Holdings, Inc (Parent Company).

The Company functions as a securities broker-dealer engaged in the execution of transactions as well as the private placement of securities. The Company operates as a fully disclosed introducing broker-dealer. Accordingly, the Company had no items reportable as customer's fully paid securities: (1) not in the Company's possession or control as the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

The Company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(ii) in addition to being in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of presentation*
The accompanying financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP) as determined by the Financial Statements Accounting Board.

*Use of estimates*
The preparation of financial statements in conformity with US GAAP which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Cash and cash equivalents*
The Company maintains its cash in banks which, at times, may exceed federally insured limits. The Company monitors the bank accounts and does not expect to incur any losses from such accounts. The Company has defined cash equivalents as highly liquid investments purchased with an original maturity of three months or less that are not held for sale in the ordinary course of business. As of December 31, 2025, the Company had cash equivalents of $4,520,503.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

*Revenue recognition*

In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" (ASC Topic 606) revenues from contracts with customers are recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation that has been satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

*Commission and sales revenue*

Commission and sales revenue represents brokerage commissions and earnings generated by registered representatives through completed securities transactions on behalf of customers. Executed transactions include a broad spectrum of investment products and services such as equity, fixed income, mutual fund and annuity transactions. Securities commissions are either sales-based commissions that are recognized at a point-in-time on the trade-date or trailing-commissions that are recognized when received. Sales-based securities commissions are typically a flat-fee negotiated per security transaction or are based on a percentage of the trade-date transaction value. Commissions are recorded on a trade-date basis as securities transactions occur and the related commission and clearing expense is recorded in the month the services are provided.

*12b-1 service fee revenue*

The Company has entered into one or more selling agreements with investment companies and/or insurance companies ("fund sponsor") whereby it receives service fee revenue in the form of 12b-1 fees for providing ongoing customer service to investors. The amount of 12b-1 fees due the Company is set forth in the selling agreement between the Company and the fund's sponsor.

The Company meets its performance obligations by servicing its customers. The amount of 12b-1 fees due to the Company is calculated based on the average assets under management for the period in which the 12b-1 fee is calculated, which is unknown to the Company until receipt of a statement from each fund's sponsor, at which time 12b-1 service fee revenue is recognized.

*Deferred revenue*

Deferred revenue represents amounts collected in advance from the Company's registered representatives, primarily through deductions from commission payouts, for the recovery of specific regulatory and operational costs incurred by the firm. These amounts include recoveries related to FINRA assessments and fees, fidelity bond premiums, SIPC insurance assessments, and stamp or transaction-related fees.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

*Deferred revenue (continued)*

Given as the Company has not yet satisfied its performance obligations at the time of collection, these amounts are recorded as a liability on the Statement of Financial Condition. Revenue is recognized ratably over the applicable period (generally one year or less) or when the related expense is incurred and the performance obligation is satisfied, in accordance with ASC 606, Revenue from Contracts with Customers. These amounts are recognized within the Statement of Financial Operations as an offset to the corresponding operating expense.

*Receivables from fund sponsors*

Receivables due from fund sponsors primarily represent outstanding balances resulting from mutual fund transactions and insurance-related activities. Amounts receivable are generally received within 30 days. Given the creditworthiness of the respective mutual fund and insurance company counterparties, the Company considers these receivables to be fully collectible. As of December 31, 2025 the receivable balance is $1,398,788.

*Transactions with clearing firm*

The Company has a fully-disclosed clearing agreement with Pershing, LLC and RBC Capital Markets, LLC. All of the customers' money balances and security positions are carried on the books of the clearing broker. Under the terms of this agreement, the Company is required to maintain a $50,000 deposit and a $25,000 deposit, with Pershing, LLC and RBC Capital Markets, LLC respectively to facilitate the clearance and settlement of trades, as well as provide collateral against potential trading losses or obligations arising from security transaction services. This balance is included in the Deposit with clearing firm account in the Statement of Financial Condition.

At December 31, 2025, the Company had a $75,012 net receivable from the Company's clearing firms, this balance is included in the Statement of Financial Condition in Due from broker. The receivable balance is generally received within 30 days. Based on the nature, contractual life and historical information, the Company has determined that there are de minimis expected credit losses of aged broker receivables.

***Credit Losses***

Effective January 1, 2020, the Company adopted ASC Topic 326, "Financial Instruments – Credit Losses" (ASC 326). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss (CECL) methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer). As of December 31, 2025, there were no expected credit losses.

**2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

*Leases*

The Company accounts for leases under ASC Topic 842, Leases. Leases are classified as finance or operating at commencement. The Company primarily has operating leases for office space and equipment. See Footnote 6 for additional information on the Company's leases.

For leases longer than 12 months, the Company recognizes right-of-use (ROU) assets and lease liabilities on the balance sheet at commencement. The lease liability is the present value of remaining lease payments, discounted using the Company's incremental borrowing rate, which is a hypothetical rate based on our understanding of what our credit rating would be. The ROU asset equals the lease liability, adjusted for initial direct costs, prepaid payments, and incentives received.

Lease terms include non-cancellable periods plus periods covered by extension/termination options the Company is reasonably certain to exercise. For operating leases, expense is recognized on a straight-line basis over the lease term. Our lease agreements may contain variable costs such as common area maintenance, insurance, real estate taxes or other costs. Variable lease payments are expensed as incurred.

*Income taxes*

The Company files a consolidated income tax return with its Parent Company and subsidiaries. The provision for Federal income taxes for the year ended December 31, 2025, is based on a separate return filing.

*Uncertain tax positions*

The Company follows the accounting guidance for uncertainty in income taxes pursuant to Financial Accounting Standards Board (FASB) ASC 740, Income Taxes. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by tax authorities.

The Company had no unrecognized tax benefits at December 31, 2025. No accrued interest and penalties associated with uncertain tax positions were recorded during the year ended December 31, 2025 or accrued for as of December 31, 2025.

Generally, federal, state and local authorities may examine the Company's member's tax returns for three years from the date of filing; consequently, the respective tax returns for the years prior to 2021 are no longer subject to examination by tax authorities.

## 3. RELATED PARTY TRANSACTIONS

The Company has an Expense Sharing Agreement with its Parent Company, dated January 1, 2017, with Schedule A last revised January 1, 2019. Under the agreement, Parent Company pays certain operating and administrative expenses attributable to the Company and charges the Company back in accordance with the percentages in Schedule A as follows:

- 100% for direct expenses (payroll and commissions, payroll taxes, compliance, licensing/regulatory fees, professional fees, etc.);
- 71% for specified administrative costs (accounting fees, advertising, postage, recruiting, etc.);
- Pro-rata for shared costs (rent and utilities at 90%, insurance at 90%, certain copier leases at 79%/100%, and software at 25%).

The Company pays Parent a monthly amount for these allocated expenses and Parent may waive all or part of the payment in any month. The Company also pays Parent separately for management, administrative, and consulting services.

The agreement remains in effect until terminated, with Parent required to provide at least 90 days' advance written notice. The Company maintains a copy of the agreement and supporting documents in accordance with SEC Rules 17a-3 and 17a-4. Any unpaid expenses attributable to the Company are included in its net capital computation under SEC Rule 15c3-1, as applicable. As of December 31, 2025, the Company had a net receivable from Parent Company of $100,684 related to the expense sharing arrangement and management services which is included in due from affiliates on the Statement of Financial Condition. Total expense incurred during the year ended December 31, 2025, were $3,181,591 and were recognized within their corresponding expense line items on the Statement of Operations.

## 4. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 (the Rule) of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to meet regulatory requirements and cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $50,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2025, the Company had net capital, as defined, of $3,739,023 which exceeded the required minimum net capital of $134,365 by $3,604,658. There was $2,015,478 of Aggregate indebtedness as of December 31, 2025. The Company's percentage of aggregate indebtedness to net capital was 53.90%.

## 5. REPORTABLE SEGMENTS

The Company is engaged in a multiple lines of business as a securities broker-dealer, engaged in agency transactions and as a placement agent. The Company has identified its Chief Executive Officer as its chief operating decision maker ("CODM"). The CODM predominately uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

CONCORDE INVESTMENT SERVICES, LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDING DECEMBER 31, 2025

**5. REPORTABLE SEGMENTS** *(continued)*

The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment as the same as those described in Footnote 2, summary of significant accounting policies.

**6. LEASES**

The Company leases office space under an operating lease agreement that expires in March 2029.  Rental expense of $77,273 was charged to General and Administrative expense within the Statement of Operations for the year ended December 31, 2025. The weighted-average remaining lease term for the Company's operating leases was 3.25 years, and the weighted-average discount rate was 6% as of December 31, 2025.

Future minimum lease payments under the lease liabilities together with the present value are as follows:

|  |  |
|---|---|
| 2026 | 102,262 |
| 2027 | 102,690 |
| 2028 | 102,690 |
| 2029 | 25,672 |
| Thereafter | - |
|  | 333,314 |
| Total payments under operating lease liabilities | 333,314 |
| Less: discount to present value | (80,879) |
| Present value of total payments | 252,435 |

**7. CONTINGENCIES**

At December 31, 2025, the Company was involved in various pending arbitration proceedings with the Financial Industry Regulatory Authority (FINRA) regarding claims by individuals for investment decisions made on their behalf by former registered representatives of the Company. The disposition of these matters, in the opinion of management will not have a material adverse effect on the Company's financial position.

During 2025, the Company entered into settlement agreements with individuals regarding various investment claims against the Company and its former registered representatives. The settlements approximated $391,929 and are included in settlements in the statement of operations.

**8. SUBSEQUENT EVENTS**

The Company has evaluated subsequent events through April 13, 2026 the date on which the financial statements were available to be issued and determined that there are no material events that would require disclosures in this report or would be required to be recognized in the financial statements as of December 31, 2025.

# CONCORDE INVESTMENT SERVICES, LLC

**SUPPLEMENTARY INFORMATION**

**DECEMBER 31, 2025**

# CONCORDE INVESTMENT SERVICES, LLC
## COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
## OF THE SECURITIES AND EXCHANGE COMMISSION
## DECEMBER 31, 2025

| | | |
|---|---|---:|
| Total member's equity | | 4,467,806 |
| | | |
| Deductions and/or charges: | | |
| Accounts receivable | | 213,818 |
| Commissions receivable | | 236,465 |
| Prepaid expenses | | 177,815 |
| Due from affiliates | | 100,685 |
| Total Non-allowable assets | | 728,783 |
| Net Capital | $ | 3,739,023 |
| | | |
| Computation of basic net capital requirement: | | |
| Minimum net capital required, 6 2/3% of aggregate indebtedness | $ | 134,365 |
| Statutory minimum net capital required | $ | 50,000 |
| Net capital requirement (greater of minimum calculation or statutory amount) | $ | 134,365 |
| Excess Net Capital | $ | 3,604,658 |
| | | |
| Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital | $ | 3,537,475 |
| | | |
| Computation of aggregate indebtedness: | | |
| Accounts payable and accrued expenses | $ | 2,015,478 |
| Total Aggregate Indebtedness | $ | 2,015,478 |
| Percentage of aggregate indebtedness to net capital | | 53.90% |

There were no material differences existing between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing. Accordingly, no reconciliation is necessary.

**Schedule II:**

**Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission:**

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 or Footnote 74 of SEC Release No. 34-70073.

**Schedule III:**

**Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission:**

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 or Footnote 74 of SEC Release No. 34-70073.



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

**Report of Independent Registered Public Accounting Firm**

To the Member and Those Charged With Governance
Concorde Investment Services, LLC

We have reviewed the accompanying Exemption Report of Concorde Investment Services, LLC (the Company) as of and for the fiscal year ended December 31, 2025, in which management asserts that:

1. Pursuant to paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3, the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 throughout the fiscal year ended December 31, 2025;

2. The Company limited its securities business activities throughout the fiscal year ended December 31, 2025 to: (a) effecting securities transactions via subscriptions on a subscription basis where the funds are payable to the issuer or its agent and not to the Company, (b) public non-listed REITS, (c) the private placement of securities, including like-kind exchanges pursuant to Section 1031 of the Internal Revenue Code (d) acting as a mutual fund retailer (e) broker or dealer selling variable life insurance or annuities (f) broker or dealer selling tax shelters or limited partnerships in primary distributions, and

3. Throughout the fiscal year ended December 31, 2025, the Company: (i) did not receive, hold, or owe funds or securities for or to customers (except amounts received and promptly transmitted in accordance with 17 C.F.R. § 240.15c2-4(a) or (b)(2)); (ii) did not carry accounts of or for customers; and (iii) did not carry proprietary accounts of other broker-dealers (as defined in 17 C.F.R. § 240.15c3-3).

4. The Company met all of the conditions and requirements of the exemption described above without exception throughout the fiscal year ended December 31, 2025.

Management of the Company is responsible for the assertions in the Exemption Report and for compliance with the applicable requirements.

We conducted our review in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, nothing came to our attention that caused us to believe that management's assertions referred to above are not fairly stated, in all material respects, based on the criteria set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the requirements set forth in Footnote 74 of SEC Release No. 34-70073 and related provisions of Rule 17a-5.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
April 10, 2026

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

**Concorde Investment Services, LLC Exemption Report**

Concorde Investment Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription basis where the funds are payable to the issuer or its agent and not to the Company, (2) public non-listed REITS and (3) the private placement of securities, including like-kind exchanges pursuant to Section 1031 of the Internal Revenue Code (4) acting as a mutual fund retailer (5) broker or dealer selling variable life insurance or annuities (6) broker or dealer selling tax shelters or limited partnerships in primary distributions.

(4) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Kathleen Hofer, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

*Kathleen Hofer*

Chief Financial Officer

Date of Report: March 17, 2026